June 16, 2017

VIA EMAIL AND MAIL

Era Anagnosti

Legal Branch Chief

Office of Financial Services

Re:	China Commercial Credit, Inc.
Registration Statement on Form S-3
Filed April 26, 2017
File No. 333-217473

Dear Ms. Anagnosti:

This letter is in response to the letter dated May 23, 2017 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to China Commercial Credit, Inc. (the “Company”, “we” or “our”). For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly. An amended Registration Statement on Form S-3/A submitted accompanying this Response Letter is referred to as Amendment No.1.

General

1.       In order to conduct this offering on a Form S-3, you may be able to rely on General Instruction I.B.6 to Form S-3 given that your public float calculated pursuant to General Instruction I.B.1 of Form S-3 appears to be less than $75 million. Please revise the outside front cover of the prospectus to disclose the aggregate market value of your outstanding voting and nonvoting common equity pursuant to General Instruction I.B.6 and the amount of all securities offered during the prior 12 calendar month period that ends on, and includes, the date of the prospectus. Please refer to Instruction 7 to General Instruction I.B.6 of Form S-3.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on the outside front cover of the prospectus of Amendment No.1.

2.       Please revise your prospectus as appropriate, including the Prospectus Summary starting on page 1, to prominently disclose that your auditors have issued a going concern opinion.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on page 2 of Amendment No.1.

Risk Factors, page 3

3.       Please revise to provide the risk factor disclosure as required by Item 3 of Form S-3 and Item 503(c) of Regulation S-K. In this regard, we note that your Form 10-K for the fiscal year ended December 31, 2016 does not provide a comprehensive list of your significant risks. Please also note that information required in the prospectus in response to Items 3 through 11 of the Form S-3, may be included in the prospectus through documents filed pursuant to Sections 13(a), 14 or 15(d) of the Exchange Act that are incorporated or deemed incorporated by reference into the registration statement. Refer to Item 12(d) of Form S-3. As such, you may not incorporate by reference information found in a registration statement filed under the Securities Act of 1933, as amended.

In response to Staff’s comments, the Registration Statement have been revised. Please refer to the revised disclosure on pages 3-24 of Amendment No.1.

Description of Capital Stock

Debt Securities, page 6

4.       Please revise this section to include a description of the type of events that constitute a default under the form of indenture and whether any evidence is required to be furnished as to the absence of default or as to compliance with the terms of the indenture, as required by Item 202(b)(6) of Regulation S-K.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on page 28 of Amendment No. 1.

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Form 10-K for the Fiscal Year Ended December 31, 2016

Going Concern, page 1

5.       Under the “Financial Support” heading, you disclose that if necessary “the shareholders of WujiangLuxiang will contribute more capital into WujiangLuxiang.” Please explain to us whether the shareholders’ undertaking to contribute more capital is legally binding.

The Wujiang Luxiang shareholders’ undertaking to contribute more capital is not legally binding. As equity owners of Wujiang Luxiang who received shares of the Company prior to the Company’s IPO pursuant to the Share Exchange Agreement dated August 7, 2012, it is to their best interest to maintain Wujiang Luxiang’s registered capital at a level that enables Wujiang Luxiang to conduct its business. However, they are not contractually or legally bound to make further capital contribution. In response to Staff’s comment, we have revised the Registration Statement accordingly and we will include the revised disclosure in our future filings.

Direct Loans, page 18

6.       You disclose that in 2013 you were rated as “AAA” and eligible for government subsidies and that if you receive less than BBB rating, you will not be permitted to operate the online guarantee business, among other things. Please tell us how often your business is rated and whether your ability to continue as a going concern may impact your rating.

We stopped the online guarantee business in January 2015 and have no intention to resume such business. Therefore, we are no longer subject to or impacted by the rating. We intend to revise the disclosure in our future filings as following:

Prior to August 7, 2012, the maximum interest rate a microcredit lender was allowed to charge on microcredit loans was four times of the PBOC’s Benchmark Rate according to PBOC’s Notice on Cracking Down on the Underground Lenders and Lending at Excessive High Interest Rate promulgated by the PBOC and Several Opinion Regarding the Trial of Cases promulgated by the Supreme Court of PRC. On August 7, 2012, the Finance Office of Jiangsu Province implemented the Jiangsu Document No. 53. Microcredit companies are assessed and ranked according to Jiangsu Document No.53 and the microcredit companies in the highest ranking will, among other things, enjoy preferential treatments and government subsidies. As such, we have chosen to comply with the lower maximum interest rate requirement set forth in the Jiangsu Document No. 53. In a document issued by Finance Office of Jiangsu Province on October 25, 2013 (the “Jiangsu Document No. 83”), we were rated as “AAA” and thus eligible for government subsidies and certain preferential treatment including being permitted to operate the online guarantee business as disclosed above, partly due to the fact that the maximum interest rate we charged in 2012 was no more than 3 times the Bench Mark Rate. We expect that we will continue to receive the highest ranking as we continue to adhere with our maximum interest rate protocol and other lending practices. Since we stopped online guarantee business in January 2015 and do not expect to resume such business in the near future, the rating will not have any impact on our business.

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Non-interest Expenses, page 29

7.       Given the company’s declining financial performance, please explain to us what drove the increase in salaries and what constitutes an “employee surcharge.” Please also provide some context around disclosure related to $1,140,803 “in issuance of restricted to two financial consulting services providers.” Please explain whether disclosure relates to issuance of equity and describe the nature of services provided by the consultants.

The increase in salary and surcharge was caused by the issuance of $823,000 worth of restricted shares to the Company’s directors for their efforts in seeking and contacting potential financial support for the Company.

$1,140,803 is in relation to issuance of restricted shares to following providers:

1)	$369,803 worth of restricted shares were issued for the advancement of certain legal expenses deposited with Pealman Schneider LLP, the escrow agent, to indemnify the legal expenses incurred or may be incurred by the underwriter defendants in relation to the class action; and
2)	$771,000 worth of restricted shares were issued to Mr. Shanchun Huang, a previous finance advisor of the Company, for his effort of referring potential financial support and seeking acquisition target for the Company.

Executive Officers, Key Employees and Directors, page 39

8.       In future filings, for each director please revise your disclosure to include the specific experience, qualifications, attributes or skills which led the board to conclude that such person should service as a director of the company. Please refer to Item 401(e)(1) of Regulation S-K. For further guidance, please refer to Question 116.05 of Regulation S-K Compliance and Disclosure Interpretations found in the Commission’s website.

In response to Staff’s comments, in future filings, we will revise our disclosure to include the specific experience, qualifications, attributes or skills which led the board to conclude that such person should service as a director of the company as follows:

Mr. Mingjie Zhao, age 53, has served as a director of CCC since June 2016. Mr. Zhao, was previously the general manager of Hua Yang, Inc., a company in the real estate development business, since September 2011. From April 2004 to May 2009, he served as Senior Sales Manager of Hephaistos Building Supplies, Inc., a manufacturer and wholesaler of construction material based in New York. Mr. Zhao held a MBA degree from University of Bridgeport and Bachelor of Science degree from China Eastern Normal University. We believe that Mr. Zhao is well-qualified to serve as a member of our board of directors due to the perspective and experience he brings and his international background.

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Mr. Long Yi, age 39, was appointed as the Chief Financial Officer and Secretary of CCC on January 1, 2013. Mr. Yi acted as the interim Chief Executive Officer of CCC between August 21, 2014 and December 29, 2014. Mr. Yi was appointed to serve as a director on the Board effective June 12, 2015. Prior to joining CCC, Mr. Yi was the senior financial manager in Sutor Technology Group Ltd. (Nasdaq: SUTR) from 2008 to August 2012. He served as an accounting manager at Forterra Inc. in Canada from 2006 to 2008. He is a Certified Public Accountant in the State of Illinois. Mr. Yi has a Bachelor’s degree in Accounting from Northeastern University and a Master’s degree in Accounting and Finance from University of Rotterdam. He also obtained a graduate diploma in accounting from McGill University. Mr. Yi brings significant experience in accounting, corporate finance and public company reporting.

Mr. Weiliang Jie, age 29, has served as a director of CCC since May 2016. Mr. Jie is currently working as the General Manager at Shenzhen Yilegou Mobile Technology Co, Ltd., an e-commerce technology and service company. From 2008 through 2015, he was the Marketing Manager at Shenzhen Tianhe Union Technology Co, Ltd., a company engaging in business aviation services and network technology development. Prior to that he worked at Shenzhen Mango Travel Service Co., Ltd. We believe that Mr. Jie is well-qualified to serve as a member of our board of directors due to his extensive experience in marketing.

Mr. Teck Chuan Yeo, age 49, has served as a director of CCC since September 2016. Mr. Yeo has been the audit partner of Rui Hua Certified Public Accountants LLP, Shanghai Office, since June 2015. From July 2007 to May 2015, Mr. Yeo served as the audit partner at Deloitte Hua Yong Certified Public Accountants LLP. From July 2002 to March 2007, Mr. Yeo served as the financial service director of South and South East Asia at BOC Asia Ltd. (Singapore). Mr. Yeo obtained a bachelor of accountancy at Nanyang Technological University. Mr. Yeo brings his international perspective and considerable experience in accounting, banking and corporate finance. We believe that Mr. Yeo is well-qualified to serve as a member of our board of directors due to his extensive experience in accounting.

Ms. Boling Liu. Ms. Liu, age 31, has served as a director of CCC since December 2016. Ms. Liu has been the vice president of Shenzhen Tianhe E-Commerce Limited Company since August 2010. From January 2010 to August 2010, Ms. Liu served as a manager of the sales department of Shenzhen Guantian Aeronautics. From April 2005 to January 2010, Ms. Liu served as the manager of customer service of Shanxi Datang Air Service Limited Company. Ms. Liu obtained a bachelor degree of Shanxi Normal University, computer information college. Ms. Liu contributes to the board her deep understanding of sales including both traditional and online business. We believe that Ms. Liu is well-qualified to serve as a member of our board of directors due to her extensive experience in management, sales and E-commerce.

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Executive Compensation, page 42

9.       In accordance with Instruction 1 to Items 402(n)(2)(v) and (vi) of Regulation S-K, in future filings please include footnote disclosure to the Stock and Option Awards columns of the summary compensation table, as applicable, to disclose assumptions made in the valuation of these equity awards, by reference to a discussion of those assumptions in the company’s financial statements, footnotes to the financial statements, or MD&A.

In response to Staff’s comments, in future filings, we will revise our disclosure to include disclosure of assumptions made in the valuation of these equity awards. The stock price is calculated based on the closing price on the issuance date of these equity awards for the Company’s common stock as reported on the NASDAQ Capital Market. As an example, the disclosure of footnotes No.1 and No.3 to the Stock and Option Awards columns of the summary compensation table will be revised as follows:

(1)	Mr. Long Yi was appointed as the CFO of CCC on January 1, 2013. Mr. Yi is entitled to an annual base salary of $50,000 pursuant to the employment agreement entered with the Company. On December 21, 2016 and April 27, 2016, the Company issued 305,000 and 155,000 shares of restricted shares to Mr. Long Yi, respectively. The shares were issued at a market value of US$1.22 per share and US$0.58 per share, respectively, for the services provided. The total amount was US$462,000. The price is respectively based on the closing price on the issuance dates for the Company’s common stock as reported on the NASDAQ Capital Market.

(3)	Mr. Jingen Ling was appointed as the CEO of the Company on December 29, 2014. Mr. Ling received this salary as the president of WFOE when he was appointed such position in August 2014. Mr. Ling resigned on June 21, 2016. On April 27, 2016, the Company issued 195,000 shares of unregistered shares to Mr. Jingen Ling. The shares were issued at a market value of US$0.58, in the total amount was US$113,100, for the services provided. The price is respectively based on the closing price on the issuance date for the Company’s common stock as reported on the NASDAQ Capital Market.

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 44

10.       We note that on May 26, 2016 you entered into a stock purchase agreement pursuant to which you sold 2,439,025 shares in a private placement to Yue Lu (refer to Exhibit 10.1 attached to the Form 8-K filed on June 2, 2016). Based on the number of shares outstanding at the time of the filing of the Form 10-K, it appears that this investor would beneficially own more than 5% of your common stock. Please tell us why Mr. Lu is currently not listed as beneficially owning 2,439,025 shares in the beneficial ownership table.

On October 24, 2016, Mr. Yang Jie acquired 2,439,025 shares of common stock of the Company in a private transaction pursuant to certain share transfer agreement by and between Yue Lu and Mr. Jie. Therefore, Mr. Lu no longer beneficially owns more than 5% of our common stock.

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Certain Relationships and Related Transactions, and Director Independence, page 45

11.    We note that Mr. Huichun Qin transferred $1,098,197 to his personal account on July 2, 2014 without proper authorization. In Note 27 to the Consolidated Financial Statements on page F-37, you disclose that your wholly-owned subsidiary, WFOE, filed a civil complaint against Mr. Qin with the Wujiang Region Suzhou City People’s Court relating to this matter, which was dismissed on a procedural issue, and that you subsequently learned that Mr. Qin has been convicted and sentenced to a term of incarceration of approximately five years. To provide context to this disclosure, please explain to us the facts behind Mr. Qin’s sentencing, including whether to your knowledge, Mr. Qin’s conviction and incarceration are related to any activities that he undertook while acting in his capacity as your Chief Executive Officer and Chairman. In addition, please explain the nature of your relationship with Chunjia Textile, a company you state is controlled by Mr. Qin and for which you provided financial guarantee service to guarantee loans of $196,001 as of December 31, 2016. We may have additional comments following the review of your response.

Mr. Qin resigned from all positions he held with the Company on August 21, 2014. We were not able to obtain any written documents regarding his sentencing. To our knowledge, Mr. Qin’s conviction and incarceration are not related to any activities that he undertook while acting in his capacity as our Chief Executive Officer and Chairman.

As of December 31, 2016, the Company provided financial guarantee service for Chunjia Textile to guarantee loans of US$196,001. The Company accrued provision of US$98,001 on the outstanding balance as of December 31, 2016. The Company does not have any other relationship with Chunjia Textile except that Chunjia Textile was controlled by Mr. Qin, our former CEO and chairman. The terms of guarantee we provided to Chunjia Textile are no more favorable than the terms we provide to other customers.

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Notes to the Consolidated Financial Statements

Completion of Internal Review, page F-8

12.	We note your disclosure on page F-8 regarding the misappropriation of approximately $1.1 million by the former CEO and board member, Mr. Huichun Qin. We also note your disclosure on page F-34 that this amount was recorded as a deduction of the Company’s equity as of December 31, 2015 and December 31, 2014. Please address the following:

●	Tell us how you determined that this misappropriation of funds should be accounted for as a deduction of equity rather than as a loss in the income statement. Please provide the authoritative guidance you relied on to arrive at your conclusion. Also, please tell us and revise your filing to provide an update on the collection efforts you are pursuing to recover these funds.

Referring to FASB ASC 310-10-S99-3, SAB Topic 4G, Notes and Other Receivables from Affiliates, the Company recorded the amount due from Mr. Huichun Qin as a deduction of equity.

We have engaged a PRC law firm to file a civil complaint against Huichun Qin claiming his misappropriation of funds. The PRC law firm assisted the Company to follow up the case and pursued the collection. We have disclosed the current status on page F-37 in the Company’s Annual Report on Form 10-K for the year ended December 31, 2016 (the “Form 10-K”).

●	We also note from disclosure on page F-34 that Mr. Huichun Qin is the controlling shareholder of Chunjia Textile and that there are guarantees of approximately $622 thousand and $196 thousand outstanding as of December 31, 2015 and 2016, respectively. Please tell us when these guarantees were approved, including whether they were approved after the misappropriation of funds was discovered and how management considered the facts and circumstances detailed on page F-37 with regard to Mr. Qin and the entity he controls.

In October 2013, the Company approved and provided a guarantee service of RMB5 million (equivalent of approximately US$720,000 at spot rate on December 31, 2016) to Chunjia Textile, which was far before the discovery of misappropriation of funds by Mr. Huichun Qin.

The guarantee matured in October 2014 and Chunjia Textile defaulted in repayment of loans to the bank. At request of the bank, the Company repaid in steps on behalf of Chunjia Textile during the year ended December 31, 2015 and 2014, and during the year ended December 31, 2016, the Company collected part of the outstanding repayment on behalf. As a result, the Company had a balance of “Guarantee paid on behalf of related party” of US$196,001 and US$622,807 as of December 31, 2016 and 2015, respectively.

Considering the payment ability and intention of the customer, who made a repayment of RMB 2.7 million (equivalent of approximately US$386 thousand at spot rate on December 31, 2016) during the year ended December 31, 2016, the management accrued an allowance of 50% of the outstanding balance as of December 31, 2016.

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Please revise your future filings to clearly disclose all related party transactions and outstanding balances, including those for instance with Mr. Qin and his related entities for which he is a shareholder. Please provide us with your proposed disclosures.

We have reviewed the related party disclosure, and we have disclosed all related party transactions and outstanding balances in the Form 10-K except that the Company collected RMB 2.7 million from Chunjia Textile during the year ended December 31, 2016. We will make such disclosure in the future filings.

(f) Allowance for loan losses, page F-10

13.	We note your policy on page F-10 that states the Company recognizes a charge-off when management determines that full repayment of a loan is not probable. Please tell us how you determined whether to charge-off loans more than one year past due as of December 31, 2016 and December 31, 2015 considering these balances represent approximately 57% and 23% of total loans in addition to approximately 97% and 96% of total loans are classified as “doubtful” and “loss” as of December 31, 2016 and 2015, respectively. Please refer to the disclosure on pages F-21 and F-22.

The aging of the loans and credit quality indicator disclosed on F-21 and F-22 are two of those factors in the assessment of charged-off loans but not the only factors. ASC 310-10-35-41 states loans should be charged off in the period in which the loans are deemed uncollectible. The Company assessed collectability of each individual loan on the basis of both payment intention and payment ability of each loan customer. The management viewed below indicators as neither payment ability nor payment intention (see Page 27 of the Form 10-K)

(1)	these charged loans are guarantee backed loans which are subordinated to asset backed loans these borrowers obtained from the banks,

(2)	most of our borrowers or their guarantors are in the textile industry and the majority of the textile businesses are struggling due to the continued and worsened downturn trend in China’s macro-economic environment and quite a number of textile businesses went bankrupt and

(3)	management was advised by local counsels representing the Company in the collection lawsuits that the chances of collection is quite remote given the large scale defaults in both large and small businesses in Wujiang region.

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14.	We note your current allowance for loan losses and provision for loan loss disclosures on pages 27 and F-10. Please revise your future filings to explain how you determine the specific, general, and special reserves, similar to the disclosures provide on pages 17-18 since this is the methodology you use to determine the allowance for loan losses. Your current disclosure appears to only focus on comparison of the ending and beginning allowance for loan loss balances for purposes of determining the provision or reversal to the provision for loan losses to be recorded

As noted on F-10 of the Form 10-K, the methodology to determine the reserves for loan losses was demonstrated in Note 8 (please refer to F-23 of the Form 10-K), which described, in detail, the methodology to determine specific, general and special reserves. We will disclose the methodology in future filings as follows:

The methodology to determine the provision or reversal to the provision for loan losses was summarized as “first determine the balance of allowance for loan losses, then plug the provision/reversal to the provision for loan losses”. At each reporting date, we review the credit quality indicator of loans, and determine allowance of loan loss by referring to the methodology. The provision or reversal to the provision to be recorded was the plug of the ending and opening balances of allowance for loan losses.

(n) Financial guarantee service contract, page F-13

15.	We note that you have recorded guarantees paid on behalf of guarantee service customers of $11.6 million and $14 million as of December 31, 2016 and 2015, respectively, with corresponding accrued specific provisions of $11.6 million and $13.6 million as of these same time periods. Please tell us and revise your future filings to explain the following:

●	How you determine the allowance for these guarantees paid on behalf of guarantee service customers;

In the opinion of management, once the Company pays on behalf of the guarantee service customers, the amounts due from these customers are similar loans receivable. Therefore, the methodology to determine the allowance for payment on behalf of guarantee customers is similar to that to determine the allowance for loan losses – which follow the “Five-Tier Principal” in the measurement of reserve. This was described on Page 13 and Page 14 of Form 10-K.

●	Why the specific provisions recorded are included as an accrual for financial guarantee services as a liability instead of an allowance account similar to that for your loans; and

Prior to the default by financial guarantee customers, the Company only accrued general reserves on financial guarantee services. Considering it an off-balance-sheet service, the Company recorded the general reserves as a liability. Since both general reserves and specific reserves are accrued on financial guarantee services, the management recorded both general and specific reserves as an “accrual for financial guarantee services as a liability”.

●	Compare and contrast how you determined an allowance for guarantees of 55% and 50% of guarantee amounts for fiscal years ended December 31, 2016 and 2015, respectively, to specific provisions of 100% and 97% for guarantees paid on behalf of guarantee service customers during these same time periods.

On each reporting date, the Company reviewed the profile, financial condition and other relevant information and documents of each customer in the guarantee businesses.

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As compared with December 31, 2015, the increase by 5% in percentage of allowance for guarantees to guarantee amount was mainly due to that the Company accrued 100% allowance on certain guarantee services as the guarantee customers defaulted in other guarantee services.

As compared with December 31, 2015, the increase by 3% in percentage of specific reserve to repayment on behalf of guarantee service customers was mainly due to that the Company assessed all repayment on behalf of guarantee customers as “loss” and accrued 100% specific reserve on the outstanding balance as of December 31, 2016.

9. Loan Impairment, page F-25

16.	We note your definition of an impaired loan on page F-25. We also note on page F-24 that almost all of your loans are classified as either “doubtful” or “loss.” Noting the definitions of “doubtful” and “loss” on page 18, please tell us how you determined these loans were not impaired. To the extent that these loans are considered impaired loans, please revise your future filings to provide all of the disclosures required by ASC 310-1-50-15.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due.

Considering the industry background of most loan customers, the Company determined that unimpaired loans are those whose principal and interest are both within due date, and the customer had the ability to repay the outstanding loan balance according to customer’s current financial data.

We will review our disclosure by referring to ASC 310-10-50-15 and make any revisions in future filings, if necessary.

17.	As a related matter, please tell us what criteria you use to identify loans that are individually evaluated for impairment. Please refer to ASC 310-10-35-14. Additionally, please tell us the balance of loans individually evaluated for impairment as of December 31, 2016 and revise future filings to disclose this balance as of each period end. We note disclosure on page F-23 of an allowance for loan losses for loans individually evaluated for impairment totaling $1,226,822 as of December 31, 2016 but no disclosure of the corresponding loan balances individually evaluated for impairment.

The Company considered the following information in identifying loans that are individually evaluated for impairment:

-	Borrowers experiencing problems, including bankruptcy and default by guarantor, and

-	Loans secured by collateral that is claimed by other creditors

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As of December 31, 2016, the loan balance individually evaluated for impairment amounted to US$1,379,455. We will disclose the information in future filings.

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Joan Wu, Esq. of Hunter Taubman Fischer & Li LLC, at (212) 732-7184.

Sincerely,

Long Yi
Chief Financial Officer and Director
China Commercial Credit, Inc.

cc:      Joan Wu, Esq.

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